Item 77C

Matters submitted to a vote of security holders

A special meeting of shareholders (the "Meeting") of The Dreyfus Third Century Fund, Inc. (the "Fund"), now known as The Dreyfus Sustainable U.S. Equity Fund, Inc., was held on March 9, 2017. Out of a total of 24,293,879 Fund shares ("Shares") entitled to vote at the Meeting, 15,229,889 were represented at the Meeting, in person or by proxy. The proposals considered at the meeting and the results were as follows:

			Shares
		For	Against	Abstain
1A	To approve removing the fund's current fundamental social investment policy and related fundamental social considerations regarding its investment strategy.	11,096,634	3,431,199	702,057
1B	To approve a sub-investment advisory agreement between Dreyfus and Newton Investment Management (North America) Limited with respect to the fund.	11,343,073	2,656,314	1,230,503
2A	To approve changing the fund's investment objective.	11,165,607	3,312,619	751,664
3A	To approve the implementation of a "manager of managers" arrangement whereby Dreyfus, under certain circumstances, would be able to hire and replace fund sub-advisers that are either unaffiliated with Dreyfus or are wholly-owned subsidiaries of Dreyfus' ultimate parent company, the Bank of New York Mellon Corporation ("BNY Mellon"), without obtaining shareholder approval.	10,480,438	3,563,313	1,186,138
3B	To approve the implementation of a "manager of managers" arrangement whereby Dreyfus, under certain circumstances, and subject to the Securities and Exchange Commission's issuance of an exemptive order to the fund and Dreyfus, would be able to hire and replace fund sub-advisers that are either unaffiliated or affiliated with Dreyfus (whether or not wholly-owned subsidiaries of BNY Mellon) without obtaining shareholder approval.	10,577,918	3,436,097	1,215,874
4A	To approve changing a fundamental investment restriction regarding investing in commodities, real estate, oil and gas, including adopting a separate fundamental investment restriction regarding investing in physical commodities and certain derivative instruments.	10,837,370	3,546,415	846,105
4B	To approve changing fundamental investment restrictions regarding issuer diversification.	11,100,691	3,060,293	1,068,905
4C	To approve changing a fundamental investment restriction regarding industry concentration.	11,125,922	3,190,590	913,377
4D	To approve changing a fundamental investment restriction on margin, including changing it to a non-fundamental policy.	10,788,198	3,361,425	1,080,266
4E	To approve removing a fundamental investment restriction regarding short sales and certain derivative transactions.	10,576,957	3,636,798	1,016,134
4F	To approve changing a fundamental investment restriction regarding underwriting the securities of other issuers.	10,693,247	3,451,162	1,085,480
4G	To approve changing a fundamental investment restriction regarding investing in companies for the purpose of exercising control to a non-fundamental policy.	10,906,186	3,195,061	1,128,642
4H	To approve removing a fundamental investment restriction regarding companies with limited operations.	10,916,430	3,151,399	1,162,061
4I	To approve removing fundamental investment restrictions regarding investments in securities where affiliated persons are involved.	10,465,875	3,698,561	1,065,454
4J	To approve removing a fundamental investment restriction regarding warrants.	10,607,148	3,394,068	1,228,673

The Meeting was adjourned with respect to consideration of the below proposal until March 16, 2017, on which date a special meeting of shareholders of the Fund was held (the "March 16th Meeting"). Out of a total of 24,293,879 Shares entitled to vote at the March 16th Meeting, 15,509,163 were represented at the March 16th Meeting, in person or by proxy. The proposal considered at the meeting and the result were as follows:

			Shares
		For	Against	Abstain
2B	To approve changing the fund's investment objective from a fundamental policy to a non-fundamental policy.	10,426,486	4,133,203	949,473